AB 1/4/07

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06051337

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING RECEIVED DEC 14 2006 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 31274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Johnston 617-973-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 10 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Katherine A Rowe

Notary Public

KATHERINE A. ROWE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 25, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation as of September 30, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 13 to the financial statements, certain errors resulting in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as reported on Schedule I was discovered. Accordingly, Schedule I and Note 12 to the financial statements have been restated to correct the error.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
October 26, 2006, except for Note 13, as to which the date is December 7, 2006

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2006 and 2005

	2006	2005
ASSETS		
Cash and Cash Equivalents	$ 1,229,785	$ 3,619,214
Accounts Receivable	1,476,498	0
Marketable Securities	3,286,318	2,359,567
Investment in Privately Held Limited Partnerships	874,103	3,260,168
Depreciable Assets, Net of Accumulated Depreciation and Amortization	187,982	265,874
Taxes Refundable	13,490	-
Federal Tax Deposit	395,192	63,863
Other Assets	374,177	366,027
TOTAL ASSETS	$ 7,837,545	$ 9,934,713
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	$ 8,189	$ 17,426
Accrued Expenses	84,054	57,276
Deferred Income Taxes	165,000	90,000
Due to Parent Company	-	185,000
State Tax Payable	-	15,781
TOTAL LIABILITIES	257,243	365,483
STOCKHOLDER'S EQUITY:		
Common Stock	11,500	11,500
Retained Earnings	7,568,802	9,557,730
TOTAL STOCKHOLDER'S EQUITY	7,580,302	9,569,230
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,837,545	$ 9,934,713

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2006 and 2005

	2006	2005
REVENUE	$ 2,081,497	$ 972,446
OPERATING EXPENSES:		
Employee Compensation	901,317	811,420
Office and Other Operating Expenses	736,995	389,494
Travel and Entertainment	103,893	97,092
TOTAL OPERATING EXPENSES	1,742,205	1,298,006
INCOME (LOSS) FROM OPERATIONS	339,292	(325,560)
OTHER INCOME:		
Equity in Income from Privately Held Limited Partnerships	787,107	2,359,663
Income from Marketable Securities, Money Market Instruments and Other Investments	982,173	434,475
TOTAL OTHER INCOME	1,769,280	2,794,138
NET INCOME BEFORE TAXES	2,108,572	2,468,578
INCOME TAX EXPENSE:		
Current	-	210,000
Deferred	75,000	(80,000)
TOTAL INCOME TAX EXPENSE	75,000	130,000
NET INCOME	$ 2,033,572	$ 2,338,578

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2006 and 2005

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2004	11,500	$ 7,435,151
Add - Net Income		2,338,578
Less - Dividends Paid		(215,999)
BALANCE AT SEPTEMBER 30, 2005	11,500	9,557,730
Add - Net Income		2,033,572
Less - Dividends Paid		(4,022,500)
BALANCE AT SEPTEMBER 30, 2006	11,500	$ 7,568,802

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Net Income	$ 2,033,572	$ 2,338,578
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	81,665	84,820
Decrease (Increase) in:		
Accounts Receivable	(1,476,498)	615,969
Marketable Securities Related to Operations	(926,751)	(375,857)
Investments in Privately Held Limited Partnership	2,386,065	(2,137,879)
Taxes Refundable	(13,490)	-
Federal Tax Deposits	(331,329)	83,459
Other Assets	(8,150)	(191,458)
Increase (Decrease) in:		
Accounts Payable	(9,235)	(4,921)
Accrued Expenses	26,778	(4,977)
Deferred Income Taxes	75,000	(80,000)
State Tax Payable	(15,781)	9,381
Total Adjustments	(211,726)	(2,001,463)
Net Cash Provided by Operating Activities	1,821,846	337,115
Cash Flows from Investing Activities:		
Due to/(from) Parent Company	(185,000)	228,375
Capital Expenditures	(3,775)	(1,302)
Net Cash Provided by Investing Activities	(188,775)	227,073
Cash Flows from Financing Activities:		
Dividends Paid	(4,022,500)	(215,999)
Net Cash Used in Financing Activities	(4,022,500)	(215,999)
Net Increase in Cash and Cash Equivalents	(2,389,429)	348,189
Cash and Cash Equivalents at Beginning of Year	3,619,214	3,271,025
Cash and Cash Equivalents at End of Year	$ 1,229,785	$ 3,619,214
Supplemental Disclosures:		
Income Taxes Paid	$ 21,100	$ 25,600

The accompanying notes are an integeral part of these financial statements.

Note 1 - THE COMPANY:

Beacon Hill Financial Corporation (the Company) was a wholly owned subsidiary of Beacon Hill Financial Trust during the year ended September 30, 2005. On September 29, 2006, Beacon Hill Financial Trust, a Massachusetts business trust merged with and into Beacon Hill Financial Corporation, a Massachusetts corporation and wholly-owned subsidiary of Beacon Hill Financial Trust that was treated as a qualified Subchapter S subsidiary of Beacon Hill Financial Trust, in a transaction intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. (an "F" reorganization.. The Company's primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests are recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2006	2005
Equipment and Office Furniture	$ 224,387	$ 220,614
Automobiles	91,035	91,035
Leasehold improvements	293,110	293,110
Accumulated Depreciation	(420,550)	(338,885)
	$ 187,982	$ 265,874

Depreciable assets are recorded at cost. Major additions and improvements are capitalized while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment, and 5 years for automobiles. Leasehold improvements are amortized over 7 years. Depreciation and amortization expense for the years ended September 30, 2006 and 2005 were $81,665 and $84,820, respectively.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair market value.

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. As of the date of this report, all receivables have been collected.

Note 3 - SECURITIES:

Marketable securities consisted of the following:

	2006			2005		
	Shares	Cost	Market	Shares	Cost	Market
Restricted						
Care U.K. Plc	311,562	$ 1,135,091	$ 3,178,001	311,562	$ 1,135,091	$ 2,194,334
Decode Genetics	19,694	19,694	108,317	19,694	19,694	165,233
		$ 1,154,785	$ 3,286,318		$ 1,154,785	$ 2,359,567

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. There were no realized gains or losses during the year ended September 30, 2006 and September 30, 2005.

The shares of Care U.K. Plc are traded on a foreign stock exchange and is subject to substantial legal restrictions on transfer and sale. Certain other securities have limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

Note 3 - SECURITIES - Continued:

In prior years, the Company agreed to accept certain securities of privately held companies in payment of fees for services rendered. The carrying value was determined by agreement between the company and the debtor. The securities are included in "Other Assets" in the Statement of Financial Condition. There is no public market for such securities and accordingly, they may not be readily disposable. There were no realized gains or losses during the year ended September 30, 2006 and September 30, 2005. Management believes that the carrying value of $113,435 approximates its fair value for September 30, 2006 and September 30, 2005.

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2006 and 2005 are based on partnership results of operations for the years ended December 31, 2005 and 2004, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in excess of their carrying values in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2006, is not currently available.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1.5% to 7.5%

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS - Continued:

Net income from partnerships consisted of the following elements:

	2006	2005
Distributive share of income for partnership years ended December 31:		
2005	$ 714,234	$ -
2004	-	2,230,341
Cash distribution of 2005 partnership income received before September 30, 2005	-	129,322
Cash distribution of 2006 partnership income received before September 30, 2006	65,210	
Income from foreign partnership	7,663	-
	$ 787,107	$ 2,359,663

Note 5 - PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. Contributions for the years ended September 30, 2006 and 2005 were $59,054 and $57,276, respectively.

Note 6 - INCOME TAXES:

As described in Note 1, on September 29, 2006, Beacon Hill Financial Trust, a Massachusetts business trust merged with and into Beacon Hill Financial Corporation, a Massachusetts corporation and wholly-owned subsidiary of Beacon Hill Financial Trust that was treated as a qualified Subchapter S subsidiary of Beacon Hill Financial Trust, in a transaction intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. (an "F" reorganization.)

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 3 were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

Note 6 - INCOME TAXES - Continued:

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal or Massachusetts taxes on its taxable income. Instead, the stockholder is liable for federal and Massachusetts taxes on such income. However, in years when corporate gross taxable income exceeds $6,000,000, the Company is additional liable for a corporate level state tax at a rate of 3% to 4½ of net taxable income. The Company was not subject to such tax in the years ended September 30, 2006.

During the year ended September 30, 2006, Beacon Hill Financial Trust which was the parent holding company described in Note 1, was subject to Massachusetts income tax on its income, regardless of the amount of its gross income, at differing rates – generally 12% on short term capital gains, and 5.3% on all other income. Since the Company generated all taxable income upon which the parent company is taxable, the Company has reflected a provision for Massachusetts taxes and a related liability to the parent company for taxes incurred on such income. The company may additionally be liable for Massachusetts taxes on its net income at rates of 3% to 4 ½% if its annual gross receipts exceed $6,000,000. The Company was not subject to such tax in the years ended September 30, 2006 and 2005.

The Company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years in which the Company will exceed the gross income threshold of $6,000,000 and will therefore be subject to a corporate level tax in Massachusetts.. Such differences primarily relate to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $395,192.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to him as dividends in future years.

Note 7 - FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Note 7 - FINANCIAL INSTRUMENTS - Continued:

Marketable securities are reflected at their current fair market values. As described in Note 3, investments in securities for which no public market exists are carried at their agreed upon value, since it was not practical to estimate the fair value of such securities. Investments in privately held limited partnerships are carried at their net share of undistributed allocable earnings as described more fully in Note 4, which management believes approximates the current fair value of such partnership interest.

Note 8 - SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future partnership income. The Company will retain between 80% and 90% of such income, depending upon the contract and the partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 9 - COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

The company has entered into an operating lease with an entity in which the shareholder has a 25% interest. The Company reflected $118,700 and $120,640 in rent and operating escalation expense for its Boston location for the years ended September 30, 2006 and 2005, respectively. Future minimum payments, by year and in aggregate under non-cancelable operating leases consist of the following at September 30, 2006.

Year ending September 30, 2007	$	110,700
2008		110,700
2009		18,450
	$	239,850

Note 10 - COMMITMENTS:

A former employee has made an assertion against the Company for improper termination, and is asking for $1.28 million. Management believes that the assertions are without merit and will vigorously contest any claims that may arise. Because of the early stage of this matter, it is not possible to evaluate the likelihood that damages or other relief will be awarded against the Company, the amount of any damages that might be awarded, or the materiality or impact of any litigation involving this matter upon the Company and its' financial statements.

Note 11 - CONCENTRATIONS:

Substantially all of the Company's operating income is from two customers which account for 99% of revenue.

Note 12 - NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2006, the Company had net capital of $1,137,543 which was $1,131,394 in excess of net capital of $6,149. The Company's net capital ratio was .08 to 1.

Note 13 - RECALCULATION OF NET CAPITAL REQUIREMENTS:

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as calculated on Schedule I has been revised.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2006

NET CAPITAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 7,580,302
Add – Deferred Tax on Non-allowable Assets		165,000
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$1,476,498	
Investments in Privately Held Limited Partnerships	874,103	
Taxes Refundable	13,490	
Depreciable Assets	187,982	
Other Assets	655,933	
Investment Securities with Restrictions on Disposal	3,286,318	
Investments in Privately Held Securities	113,435	
Total Non-allowable Assets		(6,607,759)
Net Capital		$ 1,137,543
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$ 59,054	
Accounts Payable	33,189	
Total Aggregate Indebtedness		$ 92,243
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Calculated Net Capital Required Versus Aggregate Indebtedness		$6,149
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital at 1500%		$ 1,131,394
Excess Net Capital at 1000%		$ 1,128,319
Ratio: Aggregate Indebtedness to Net Capital		.08 to 1

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2006)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 1,050,020
Liabilities Improperly Included – Deferred Taxes on Unallowable Assets		90,000
Audit Adjustments for:		
Accrued Profit Sharing	(1,777)	
Accounts Payable and Other Accruals	(15,765)	
Current Taxes Payable	15,065	(2,477)
Net Capital Per Above		$ 1,137,543